UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.
(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3E8
Tel: (604) 895-2700

(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8: File Nos. 333-257254 and 333-252631.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 29, 2023 and September 30, 2022
99.2	Management's Discussion and Analysis for the three and nine months ended September 29, 2023
99.3	CEO - Certification of Interim Filings
99.4	CFO - Certification of Interim Filings
99.5	News release dated October 25, 2023 re: West Fraser Announces Third Quarter 2023 Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2023
WEST FRASER TIMBER CO. LTD.
/s/ Christopher A. Virostek
Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer